SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CoreCivic, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

21871N101
(CUSIP Number)

James McGovern
Mason Capital Management LLC
110 East 59th Street
New York, New York 10022

Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 29, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21871N101	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Mason Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,425,459
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,425,459
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,425,459
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.68%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 21871N101	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Kenneth M. Garschina
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,425,459
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,425,459
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,425,459
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.68%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 21871N101	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Michael E. Martino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,425,459
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,425,459
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,425,459
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.68%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 21871N101	SCHEDULE 13D/A	Page 5 of 7 Pages

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. This Amendment No. 1 amends Item 5 as set forth below.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentages of the Shares beneficially owned by each Reporting Person. The percentages used in this Schedule 13D are calculated based upon 120,284,765 Shares outstanding as of November 3, 2021 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 filed by the Issuer with the Securities and Exchange Commission (the "SEC") on November 9, 2021.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The transactions in the Shares effected since the filing of the original Schedule 13D by the Reporting Persons, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference.

(d)	No person other than the Reporting Persons and the Mason Funds is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares held by the Mason Funds.

(e)	December 6, 2021

CUSIP No. 21871N101	SCHEDULE 13D/A	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 5, 2022

Mason Capital Management LLC

By:	/s/ John Grizetti
Name:	John Grizetti
Title:	Chief Operating Officer

/s/ Kenneth M. Garschina
Kenneth M. Garschina

/s/ Michael E. Martino
Michael E. Martino

CUSIP No. 21871N101	SCHEDULE 13D/A	Page 7 of 7 Pages

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Shares effectuated by the Reporting Persons since the filing of the original Schedule 13D. All transactions were effectuated in the open market through a broker.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
12/02/2021	(26,827)	10.44
12/06/2021	(88,673)	10.51
12/15/2021	(71,331)	9.74
12/16/2021	(49,891)	9.59
12/17/2021	(273,219)	9.83
12/20/2021	(18,396)	9.51
12/21/2021	(97,805)	10.19
12/22/2021	(83,332)	10.29
12/22/2021	(20,000)	10.35
12/23/2021	(81,168)	10.31
12/27/2021	(155,288)	10.21
12/27/2021	(25,000)	10.15
12/28/2021	(129,281)	10.20
12/28/2021	(43,061)	10.21
12/29/2021	(102,947)	10.34
12/30/2021	(57,699)	10.05
12/31/2021	(6,900)	10.01
01/04/2022	(60,539)	10.17
01/04/2022	(19,573)	10.16
01/05/2022	(155,593)	10.10
01/05/2022	(124,013)	10.07